# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BROOKMOUNT EXPLORATIONS INC, CIK 0001122993
CUSIP: 114270200
Title of class of securities: BROOKMOUNT EXPLORATIONS INC COM NEW
Address of issuer's principal executive offices: 14TH FLOOR 400 BURRARD STREET, 14TH FLOOR 400 BURRARD STREET, VANCOUVER BC, British Columbia Canada (A1), V6C 3G2
Date of event which requires filing of this statement: 04/20/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002132265-26-000001
Filed by CIK 0002132265

## Reporting persons
- Bartolec David John

## Item 1. Issuer
Name of issuer: BROOKMOUNT EXPLORATIONS INC
Address of issuer's principal executive offices: 14TH FLOOR 400 BURRARD STREET, 14TH FLOOR 400 BURRARD STREET, VANCOUVER BC, BRITISH COLUMBIA, CANADA, V6C 3G2

## Item 2. Person Filing
Name of person filing: David Bartolec
Address of principal business office or, if none, residence: 113 Planterswood Court, Greenville, SC, USA
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 37827094
Percent of class: 10.25
Sole power to vote or to direct the vote: 37827094
Sole power to dispose or to direct the disposition: 37827094

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bartolec David John: David J Bartolec, self (11/10/2026)